[R.H. PHILLIPS, INC. LETTERHEAD]

                                                               September 7, 2000

To Our Shareholders:

    I am pleased to inform you that on August 25, 2000 R.H. Phillips Inc. entered into an Agreement and Plan of Merger with Vincor International Inc., Canada's largest producer and marketer of wines. Under the Agreement, Toast Acquisition Company, Inc. an affiliate of Vincor, has commenced a cash tender offer to purchase all of the outstanding shares of R.H. Phillips Common Stock for $7.00 per share (the "Offer"). The Offer will be followed by a merger in which any shares not tendered in the Offer will be converted into the right to receive $7.00 per share in cash, without interest. The Offer is conditioned upon, among other things, at least 90% of R.H. Phillips' outstanding shares, determined on a fully diluted basis, being validly tendered and not with drawn prior to the expiration of the Offer. The Offer is currently scheduled to expire at midnight, New York City time on October 4, 2000, unless otherwise extended.

    YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE SHAREHOLDERS OF THE COMPANY, UNANIMOUSLY APPROVED THE OFFER, AND RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    In arriving at its recommendation, the Board of Directors gave careful consideration to a number of factors, which are described in the attached
Schedule 14D-9 that R.H. Phillips has filed today with the Securities and Exchange Commission. These factors include, among other things, the opinion of First Security Van Kasper, the Company's financial advisor, that the merger consideration being offered by Vincor to the Company's shareholders pursuant to the Offer is fair to our shareholders from a financial point of view as of the date of the opinion. A copy of the opinion letter is set forth in the
Schedule 14D-9 and should be read carefully and its entirety for a description of the procedures followed, the factors considered, and the assumptions made by First Security Van Kasper. The Board also considered the unanimous favorable recommendation of a special committee comprised of three directors, two of whom are the Company's only independent directors, and the historic market price of the Company's stock since it has been publicly traded, noting that it has never traded at $7 per share and that year to date, the stock has continuously traded in the $2 to $3 range, except for one brief period when the shares traded slightly over $3 per share.

    In addition to the attached Schedule 14D-9 relating to the Offer, also enclosed is the Offer to Purchase of Toast Acquisition Company, Inc. dated September 7, 2000, together with the related materials to be used for tendering your shares. These documents set forth the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your shares.

    I URGE YOU TO READ THE ENCLOSED MATERIALS CAREFULLY AND PROMPTLY.

    IF YOU WOULD WISH TO TENDER YOUR SHARES IN THIS TRANSACTION, YOU MUST COMPLY WITH THE INSTRUCTIONS SET FORTH IN THE ENCLOSED MATERIALS BY THE APPLICABLE DEADLINES.

                                          Sincerely,

                                          /s/ JOHN GIGUIERE

                                          John Giguiere
                                          President and Co-Chief Executive
                                          Officer

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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

                     SOLICITATION/RECOMMENDATION STATEMENT
              UNDER SECTION 14(D)(4) OF THE SECURITIES ACT OF 1934
                                ---------------

                              R.H. PHILLIPS, INC.

                           (Name of Subject Company)

                              R.H. PHILLIPS, INC.
                      (Name of Person(s) Filing Statement)

        COMMON STOCK, NO PAR VALUE, AND ASSOCIATED OPTIONS AND WARRANTS
                        (Title and Class of Securities)

                            ------------------------

                                   749573101
                     (CUSIP Number of Class of Securities)

                            ------------------------

                                MICHAEL MOTRONI
                            CHIEF FINANCIAL OFFICER
                              R.H. PHILLIPS, INC.
                             26836 COUNTY ROAD 12A
                               ESPARTO, CA 95627
                                (530) 662-3215)

      (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement)

                                WITH A COPY TO:

                             FRANK E. FARELLA, ESQ.
                              JAMES E. GRAND, ESQ.
                           FARELLA BRAUN & MARTEL LLP
                            SAN FRANCISCO, CA 94104
                                 (415) 954-4400

    / / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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
                                  INTRODUCTION

    This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by Toast Acquisition Company, Inc., a California corporation ("Purchaser") and an indirect wholly-owned subsidiary of Vincor International Inc., a Canadian corporation ("Vincor" or "Parent"), to purchase all of the Shares (as defined below) of R.H. Phillips, Inc., a California corporation ("R.H. Phillips" or the "Company").

ITEM 1.  SUBJECT COMPANY INFORMATION

    The name, address and telephone number of the principal executive offices of the Company are R.H. Phillips, Inc.; 26836 County Road 12A, Esparto, CA 95627; and (530) 662-3215, respectively. This Schedule 14D-9 relates to shares of the Company's Common Stock, no par value (the "Shares"). As of August 7, 2000, there were 6,695,331 Common Shares issued and outstanding. In addition, options covering a total of 664,844 Shares and warrants to purchase a total of 1,515,314 Shares were outstanding as of that date.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

    NAME AND ADDRESS

    The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

    TENDER OFFER

    This Schedule 14D-9 relates to the tender offer by Purchaser to purchase all of the outstanding Shares at a price of $7.00 per share, net to the selling shareholders in cash (less any required withholding taxes), without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 7, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the "Offer") copies of which are filed as EXHIBITS (A)(1) and (A)(2) hereto, respectively, and incorporated herein by reference.

    The Offer is further described in a Tender Offer Statement on Schedule TO dated September 7, 2000 (the "Schedule TO") which was filed with the Securities and Exchange Commission (the "SEC") on September 7, 2000, and is available on the SEC's Web site, HTTP://WWW.SEC.GOV.

    The Offer is being made pursuant to an Agreement and Plan of Merger dated August 25, 2000 (as such agreement may be amended and supplemented from time to time, the "Merger Agreement"), between R.H. Phillips and Vincor, Vincor Holdings, Inc. ("Hold Co.") and the Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after satisfaction or waiver of the conditions set forth in the Merger Agreement, in accordance with the provisions of the California General Corporation Law, as amended (the "GCL"), the Purchaser will be merged with and into R.H. Phillips (the "Merger"), and R.H. Phillips will continue as the surviving corporation (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than Shares owned by the Purchaser) will be converted, subject to applicable dissenters rights, into the right to receive the merger consideration. The Merger Agreement, a copy of which is filed as EXHIBIT (E)(1) hereto, is summarized in the Offer to Purchase and is incorporated herein by reference.

    As set forth in the Schedule TO, the principal executive offices of the Purchaser are located at 441 Courtneypark East Drive, Mississauga, Ontario, Canada L5R 2V3. Information contained in this Schedule 14D-9, or incorporated herein by reference concerning Vincor, Hold Co., the Purchaser or its respective officers, directors, representatives or affiliates, or actions or events with respect to it, was provided by Vincor, Hold Co. or the Purchaser and R.H. Phillips takes no responsibility for such information.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

    Except as described herein, or incorporated herein by reference, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and either (1) the Company, its executive officers, directors or affiliates or
(2) the Purchaser, Hold Co. or Parent or any of their respective executive officers, directors or affiliates.

    Certain agreements, arrangements and understandings and actual or potential conflicts of interest among R.H. Phillips and its executive officers, directors and affiliates are described in the Information Statement dated September 7, 2000 included as Annex A to this Schedule 14D-9 and are incorporated herein by reference.

    As a condition to entering into the Merger Agreement and making the Offer, the Purchaser has required that each of John Giguiere, Karl Giguiere, Lane Giguiere, RHP Vineyards, Inc., R.H. Phillips Vineyard, Inc., Ken Coit, Victor Motto and David Gemmer (the "Key Shareholders") enter into a Support Agreement (the "Support Agreements"). As of August 25, 2000, the Key Shareholders owned approximately 2,219,614 Shares and 387,060 options to purchase Shares in the aggregate, representing 33.2% of the Shares then outstanding and 29.5% of the Shares on a fully diluted basis before any options or warrants have been tendered for cancellation. Pursuant to the Support Agreements, each Key Shareholder has agreed, among other things to tender and not withdraw, pursuant to and in accordance with the terms of the Offer, all of the Shares owned by such Key Shareholder. The forms of Support Agreement entered into by John and Karl Giguiere and by the other Key Shareholders are summarized in Section 10 of the Offer to Purchase, are filed as EXHIBITS (E)(2) and (E)(3) respectively, and are incorporated by reference herein.

    There are certain agreements and arrangements relating to the Merger which may present actual or potential conflicts of interest between the Company and certain of its directors and officers. Vincor has no current operations, managment or wine-related infrastructure in the United States. Consequently, it negotiated certain agreements with John Giguiere and Karl Giguiere providing for their continued employment with the Company following the Merger including retention payments of cash and restricted shares of Vincor International, Inc. which will become effective immediately upon Purchaser's purchase of the Shares tendered in the Offer. The Company also is expected to enter into an employment agreement with Michael Motroni, the Chief Financial Officer of the Company, and possibly some or all of the Company's senior managers and key employees. Each of the foregoing employment agreements will contain anti-competition, anti-soliciation and nondisclosure provisions, among other restrictions to which the employees either have agreed, or will be required to agree in the future. Vincor also negotiated a management incentive plan (the "R.H. Phillips Management Incentive Plan") pursuant to which the Company's Board of Directors will be permitted, and is expected, to pay annual and cumulative five-year bonuses to the Company's existing management group subject to the achievement of certain operating performance objectives. In addition to the foregoing understandings and agreements which are primarily intended to retain
R.H. Phillips' management and ensure a smooth transition to Vincor's ownership, Vincor also has negotiated and agreed to enter into a long term grape purchase agreement under which it will purchase at prevailing market prices certain quantities of grapes to be grown on approximately 275 plantable acres of vineyards that are expected to be established in the future and independently owned and operated by members of the Giguiere family. Copies of the employment agreements between the Company and John and Karl Giguiere, as well as the grape purchase agreement between the Company and JK Vineyards, LLC are summarized in
Section 10 of the Offer to Purchase, are filed as EXHIBITS (E)(4), (E)(5) and
(E)(6) respectively, and are incorporated by reference herein.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

    RECOMMENDATION

    At a special meeting held on August 25, 2000, a special committee of the Board of Directors of R.H. Phillips (the "Special Committee") unanimously determined that the Offer and the Merger are fair to, and in the best interests of, R.H. Phillips and its shareholders, recommended that the Board of Directors of R.H. Phillips approve the Merger Agreement and the transactions contemplated by the Merger Agreement (including the Offer) and recommended that R.H. Phillips' shareholders tender their Shares pursuant to the Offer. The Board then received the Special Committee's recommendation and unanimously determined that the Offer and the Merger are fair to, and in the best interests of, R.H. Phillips and its shareholders, approved the Merger Agreement and the transactions contemplated thereby (including the Offer) and recommended that R.H. Phillips' shareholders tender their Shares pursuant to the Offer.

THE BOARD OF DIRECTORS OF R.H. PHILLIPS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF R.H. PHILLIPS TENDER THEIR SHARES PURSUANT TO THE OFFER.

    BACKGROUND

    The principal reasons for the support of the Offer and Merger by the Company, the Board of Directors and the Special Committee are as follows:

    The Board has in the past considered various ways to enhance shareholder value, including a possible business combination or going-private transaction and discussed them with its financial advisor and others and authorized them to solicit specific proposals. This was due, in part, to its belief that the price of the Company's shares on its principal trading market, The NASDAQ National Market, historically has not reflected the shares' true economic value. It believes the reasons for this include, without limitation, the Company's relatively small public float and lack of institutional shareholders, the small number of research analysts who cover the wine industry and the limited number of publicly-traded wine companies.

    Vincor approached R.H. Phillips through an investment banker which had been hired by Vincor approximately 18 months earlier to assist Vincor to identify potential winery acquisitions in the United States. The Board regarded Vincor as unique among potential strategic partners because, while it is Canada's largest wine producer and marketer, it lacks operations of any significance in the United States. Accordingly, Vincor suggested structuring a transaction that would permit R.H. Phillips to continue as the surviving entity, thereby permitting it to continue building on the goodwill of its brands, developing R.H. Phillips as one of the top super premium brands in the California wine industry and developing the Dunnigan Hills appellation as one of California's premier viticultural regions.

    Some of the Company's executive officers inspected certain of Vincor's vineyards and production facilities in the Niagara Peninsula and the Okanangan Valley in British Columbia and met at the Company's winery on multiple occasions with various executives of Vincor. During these visits, the representatives of both companies determined that a business combination of R.H. Phillips and Vincor would serve each others' business objectives and strategic plans.

    The initial reaction of the Company's Board of Directors, financial advisors and certain large shareholders who were informed about the Vincor proposal was favorable. Based on the preliminary terms and range of prices being discussed among the officers of Vincor and R.H. Phillips, on May 12, 2000 the Board of Directors directed certain executive officers of the Company to continue their negotiations with Vincor with a view toward agreeing on the general terms of a plan of merger that would be favorable to, and in the best interests of, R.H. Phillips' shareholders, and to report back to the Board on their progress.

    On July 8, 2000, a meeting was held in St. Helena, California among representatives of Vincor and R.H. Phillips to discuss the valuation of R.H. Phillips in light of its plans, prospects, assets and management team, the valuation of other transactions in the wine industry involving similar targets and acquirors, and the general financial terms of the proposed acquisition. At the conclusion of the meeting Vincor proposed a purchase price of $7.00 per share of R.H. Phillips common stock, plus $7.00 (less the exercise price) for all outstanding warrants and options to purchase R.H. Phillips common stock.

    On July 15, 2000 the Company received a draft and term sheet from Vincor. Soon thereafter, it began interviewing legal counsel and engaged the law firm of Farella Braun & Martel, LLP ("FB&M") upon the suggestion of Mr. Motto. FB&M and First Security Van Kasper ("FSVK"), the Company's long standing financial advisor, thereafter conducted telephonic negotiations with Vincor's advisors regarding the terms of the letter of interest and term sheet to be entered into between R.H. Phillips and Vincor, including the scope of the exclusivity provisions and break up fees that were contained therein.

    On July 20, 2000, the Company received a letter (the "Expression of Interest") from Vincor setting out the contemplated terms of the transaction and containing extensive confidentiality provisions and an exclusivity clause pursuant to which R.H. Phillips would be prohibited from soliciting other buyers until August 25, 2000, subject to certain usual and customary exceptions. The Expression of Interest also specified that the definitive agreements would provide for (i) various break-up fees in the event either party breached the definitive agreement which ultimately would be negotiated and executed by the parties (the "Break-Up Fees") and (ii) a "topping fee" in the event
R.H. Phillips enters into a subsequent transaction with a third party involving a change of control (the "Topping Fee"). The same day the R.H. Phillips Board of Directors held a telephonic special meeting to discuss a number of issues regarding the proposed transaction, including the proposed $7.00 per share purchase price, Vincor's ability to obtain sufficient financing and the financial consequences to R.H. Phillips if the transaction with Vincor was not consummated. Possible reasons for the non-consummation of the transaction with Vincor were fully discussed, including the failure by Vincor to obtain financing and the possibility of a superior third party offer which the Board was advised it would have a fiduciary duty to consider under certain ciecumstances. In addition, the particpants had a full discussion of the proposed Break-Up and Topping Fees and the effect on the Company if it had to pay such fees and the various circumstances under which that result might materialize. The Board also discussed the fact that Vincor had requested as a condition to the transaction that John and Karl Giguiere enter into employment agreements with the Vincor group to continue as the senior management of the Company under its new ownership, and that certain Giguiere family members and other shareholders enter into the Support Agreements. After discussion of the above issues and whether the proposed transaction would be fair to the Company's shareholders, the Board unanimously authorized Mr. John Giguiere to execute the Expression of Interest and deliver it to Vincor.

    At a special telephonic meeting of the Board of Directors of the Company held on July 31, 2000, the Board was advised by FB&M that due to potential conflicts of interest between the Giguieres' personal interests and the interests of the Company's minority shareholders it would be advisable to appoint a special committee to review the terms of the proposed transaction and to conduct the future negotiations with Vincor. The Board adopted FB&M's advice and appointed R. Ken Coit, Victor Motto and John Giguiere to serve as the members of the Special Committee. Messrs. Coit and Motto are directors of R.H. Phillips but are not members of R.H. Phillips' management. The Special Committee was specifically authorized to (i) consider and negotiate the terms of Vincor's offer (ii) consider and negotiate any related agreements concerning the compensation and retention of the Company's key executives and existing management, (iii) consider the fairness of the proposed allocation of any retention payments to the Company's key executives and existing management, and
(iv) ultimately make a recommendation to the Board, based in part on the written opinion of FSVK, whether the transaction is fair to the Company's shareholders from a financial point of view. The Special Committee was advised by FB&M that its purpose was to function independently of the interested members of the Board in representing the interests of R.H. Phillips' minority shareholders. The Special Committee was further advised that in evaluating its ability to exercise its independent judgment, it was important for the Special Committee to consider engaging separate legal counsel and financial advisors. The Special Committee noted that one of its members was responsible for the selection of FB&M among all counsel that had been interviewed by R.H. Phillips and had a long standing relationship with Mr. Frank Farella, one of FB&M's founders, and with Mr. R. Van Kasper, the President of FSVK, both of whom have exceptional experience in, and are held in high regard by, the wine industry. Consequently, the Special Committee determined that there was no need for it to be advised by another law firm or financial advisor at that time, although it reserved the right to seek independent representation in either or both contexts should the need arise in the future, it being understood that the Giguiere family would engage independent counsel to negotiate directly with Vincor the financial terms of their future employment and to negotiate appropriate employment agreements.

    In various meetings held at the offices of FB&M during July and August among the Company, Vincor and their respective legal and financial advisors, the Special Committee conducted extensive negotiations with Vincor regarding the terms of the proposed merger and its ability to obtain satisfactory financing adequate to consummate the transactions contemplated by the discussions. At some of these meetings, representatives of the Special Committee and Vincor met alone, and in others, the meetings were attended by all of the the Company's directors and advisors.

    At the conclusion of this process, the parties had reached an understanding as to all of the material terms of the proposed merger and directed FB&M to revise the Merger Agreement, the Support Agreements and the Grape Purchase Agreement to reflect the final terms, and the Special Committee was satisfied that Vincor would be able to obtain a satisfactory commitment for adequate financing to close the proposed transaction, based on representations by Vincor and independent contacts by FSVK with Vincor's senior lender.

    REASONS FOR THE RECOMMENDATION

    THE SPECIAL COMMITTEE. In approving the Merger Agreement and the other transactions contemplated by the Merger Agreement and recommending that the Company's shareholders tender their Shares in the Offer, the Special Committee considered a variety of factors, including but not limited to the following:

    - the opinion of FSVK that, based upon and subject to the assumptions and qualifications stated in its written opinion, the consideration to be paid to the shareholders of R.H. Phillips in the Offer and the Merger is fair to such shareholders from a financial point of view, and the report and financial analysis presented to the Special Committee by FSVK. A copy of the FSVK's opinion letter, which sets forth the assumptions made, the matters considered and the limitations of the review undertaken by FSVK, is attached hereto as Annex B. Shareholders are urged to read it in its entirety;

    - the presentation of FSVK including various valuation analyses of R.H. Phillips, described below under "Opinion of R.H. Phillips' Financial Advisor;"

    - the Merger Agreement and the transactions contemplated thereby were the product of arm's-length negotiations between Vincor, the Special Committee and their respective advisors;

    - R.H. Phillips' business, financial condition, results of operations, prospects, current business strategy, competitive position in the industry and general economic and stock market conditions;

    - the historical market prices and year-to-date trading activity in R.H. Phillips stock, including the fact that the Offer Price represents a premium of approximately 250% over the $2.97 closing price of the Shares on Nasdaq on August 14, 2000, the last full trading day prior to the preliminary announcement that R.H. Phillips was conducting the merger discussions covered by this Schedule 14D-9;

    - the Offer provides R.H. Phillips' shareholders with liquidity, which has been limited in the public market due to the low level of average daily trading volume of the Shares;

    - holders of approximately 30% of the issued and outstanding Shares indicated their intent to tender in the Offer and enter into the Support Agreements;

    - the terms of the Merger Agreement;

    - the Offer and the Merger are not conditioned upon the availability of financing, and Vincor had obtained financing commitments adequate to consummate the Offer expeditiously;

    - the consideration to be paid in the Offer is cash;

    - the transaction has been structured to enable shareholders who tender their Shares to promptly receive the merger consideration;

    - the conflicts of interest of certain directors and members of management of the Company; and

    - Vincor's experience and track record of successfully completing acquisitions.

    THE R.H. PHILLIPS BOARD. In separately approving the Merger Agreement and the other transactions contemplated by the Merger Agreement and recommending that the Company's shareholders tender their Shares in the Offer, the Board considered the recommendation of the Special Committee described above, the factors described above under the caption "The Special Committee" and the factors set forth below:

    - the Special Committee consisted of a majority of independent directors recommended by FB&M and appointed by the R.H. Phillips Board to represent the interests of the minority shareholders;

    - the Special Committee was advised by legal counsel which had been recommended by Mr. Motto, and an investment banker, FSVK, who had a long standing relationship with the Company, and these advisors negotiated on behalf of the Special Committee and the Company;

    - FB&M and FSVK have specialized expertise in the wine industry and assisted in evaluating the proposed transaction;

    - the Special Committee, with the assistance of its advisors, was actively involved in evaluating, and was empowered to negotiate, the terms of the transaction;

    - the $7.00 Offer Price and the other terms and conditions of the Merger Agreement resulted from arm's-length bargaining between the parties and their respective advisors; and

    - the $7.00 Offer Price is higher than the trading price of R.H. Phillips' stock on the NASDAQ National Market throughout the entire period that it has been publicly traded prior to the initial announcement concerning this transaction and, year-to-date, the stock has continuously traded in the $2 to $3 price range, except for a brief period during which the stock traded slightly above $3.00 per share.

    The Board and the Special Committee recognized that the Merger is not structured to require the approval of a majority of the shareholders of the Company.

    The Special Committee and the Board also recognized that consummation of the Offer and the Merger will eliminate the opportunity for the Company's current shareholders to participate in the benefit of increases, if any, in the value of the Company's business following the Merger. Nevertheless, the Board and the Special Committee concluded that this fact did not justify foregoing the receipt of the immediate cash premium presented by the $7.00 per Share price.

    Neither the Board nor the Special Committee considered the liquidation of the Company's assets and neither considered liquidation to be a viable course of action.

    The foregoing discussion of the reasons for the independent recommendations in support of the Merger by the Special Committee and the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Special Committee and the Board did not find it practicable to, and did not, qualify or otherwise assign relative weights to the specific factors considered in reaching the determinations and recommendations. In addition, individual members of the Special Committee and the Board may have given different weights to different factors.

    OPINION OF R.H. PHILLIPS' FINANCIAL ADVISOR

    On July 8, 2000, R.H. Phillips engaged First Security Van Kasper to provide financial advisory and investment banking services in connection with the proposed business combination with Vincor International, Inc. On August 25, 2000, FSVK delivered a written opinion, dated August 25, 2000, to the board of directors of R.H. Phillips which concluded that, in its view, the Merger Consideration is fair to the shareholders of R.H. Phillips from a financial point of view.

    FSVK's opinion is limited to the fairness of the Merger Consideration, from a financial point of view, to the shareholders of R.H. Phillips and does not address R.H. Phillips' underlying business decision to proceed with the Merger. No limitations were imposed by the Board on FSVK with respect to the investigations made or procedures followed by it in furnishing its opinion. In furnishing its opinion, FSVK was not engaged as an agent or fiduciary of R.H. Phillips' shareholders or any other third party.

    THE FULL TEXT OF THE WRITTEN OPINION OF FSVK, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED HERETO AS ANNEX B AND INCORPORATED HEREIN BY REFERENCE. THE SUMMARY CONTAINED HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION. THE SHAREHOLDERS OF R.H. PHILLIPS ARE URGED TO CAREFULLY READ IT IN ITS ENTIRETY.

    In connection with the preparation of its opinion, FSVK:

    - reviewed certain financial information relating to R.H. Phillips including publicly available historical financial and operating statements as well as internal financial and operating projections prepared by the management of R.H. Phillips;

    - reviewed the financial terms and conditions set forth in the most recent draft of the Merger Agreement provided to FSVK by R.H. Phillips, which was represented to FSVK to be the final version to be executed by both parties;

    - reviewed the stock price and trading history of R.H. Phillips;

    - reviewed publicly-available data, information and valuations (including research reports) of publicly-traded companies that FSVK deemed comparable to R.H. Phillips;

    - compared the financial terms of the Merger with the financial terms, to the extent publicly available, of other business combinations that FSVK deemed relevant; and

    - made other studies, inquiries and analysis and reviewed other data, as FSVK deemed relevant and appropriate, based on FSVK's judgment as investment bankers, for the purpose of this opinion.

    In FSVK's review, the assumption was made, with R.H. Phillips' permission, that the documents prepared to be used and signed by the parties to formally effect the Merger, including any disclosure material to be delivered to the shareholders of R.H. Phillips to elicit the necessary tender of the Shares, will effect the Merger on the terms set forth, in the proposed form of the Agreement provided to FSVK by R.H. Phillips, without material alteration.

    FSVK did not provide any legal advice with respect to the Merger; however, FSVK did provide financial advisory and investment banking services to R.H. Phillips in connection with the Merger. FSVK did not make an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company nor did FSVK make a physical inspection of any of the properties or assets of R.H. Phillips. FSVK was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of R.H. Phillips.

    The FSVK opinion does not address:

    - the relative merits of the Merger and any other transactions;

    - business strategies discussed by the Board as alternatives to the Merger;
      or

    - the underlying business decision of the Board to proceed with the merger process.

    In rendering its opinion, FSVK relied, without independent verification, on the accuracy and completeness of all of the financial and other information that was publicly available or furnished or otherwise communicated to FSVK by R.H. Phillips and relied upon and assumed without independent verification that there has been no material change in the assets, financial condition and business prospects of R.H. Phillips since the date that the most recent financial statements were made available to FSVK.

    With respect to financial projections provided to FSVK by R.H. Phillips, FSVK reviewed the projections and was advised by certain officers of R.H. Phillips, and has relied upon and assumed without independent verification, that the projections:

    - were reasonably prepared;

    - are based upon assumptions reflecting the best currently available estimates and good faith judgments of the management as to the future performance of R.H. Phillips as an independent company; and

    - are believed to be realizable in the amounts and time periods contemplated thereby.

    The management of R.H. Phillips has also advised FSVK that they do not presently have any information or beliefs that would make the projections incomplete or misleading. With respect to projections of companies deemed comparable to R.H. Phillips by FSVK, FSVK used only projections published in recent research analysts' reports, reviewed those projections and in all instances used a mean of the projected numbers.

    FSVK's opinion is based upon analysis of the foregoing factors in light of FSVK's assessment of general economic, financial and market conditions as they exist and as they can be evaluated by FSVK as of the date of the opinion and on information made available to FSVK as of the date of the opinion. Although events occurring after the date of the opinion could materially affect the assumptions relied upon in preparing the opinion, FSVK does not have any obligation to update, revise or reaffirm its opinion.

    The opinion is solely for the benefit and use of the Board of Directors of R.H. Phillips in its consideration of the Merger and is not a recommendation to any shareholder as to whether such shareholder should tender their Shares. Further, the opinion addresses only the financial fairness of the Merger Consideration to be paid by Purchaser.

    SUMMARY OF METHODS UTILIZED

    Set forth below is a summary of the analyses performed by FSVK in connection with the delivery of its written opinion. The summary of the analysis is not a complete description of all of the analyses performed by FSVK.

    COMPARABLE COMPANY ANALYSIS. FSVK analyzed, among other things, certain trading multiples of the following publicly traded companies in the premium wine industry (the "Comparable Companies"), that FSKV deemed comparable:

    - Beringer Wine Estates Holdings, Inc.

    - Ravenswood Winery, Inc.

    - The Chalone Wine Group, Ltd.

    - The Robert Mondavi Corporation

    Trading multiples analyzed by FSVK include:

    - Enterprise value-to-actual net revenues for the latest twelve-month period and projected net revenues for calendar 2000;

    - Enterprise value-to-actual operating income for the latest twelve-month period and projected operating income for calendar 2000; and

    - Share price-to-actual fully-diluted earnings per share for the latest twelve-month period and projected fully-diluted earnings per share for calendar 2000.

    All trading multiples were based on closing bid prices on August 24, 2000 and weighted average diluted shares outstanding during each of the latest accounting periods for the Comparable Companies.

    As set forth in the following table, applying the mean revenue multiples of the Comparable Companies for the latest twelve months ("LTM") and calendar year 2000 to corresponding financial data for R.H. Phillips resulted in the implied enterprise values of R.H. Phillips. FSVK calculated the corresponding equity values by subtracting the Company's net debt from the aforementioned enterprise values.

These implied equity values of R.H. Phillips ranging from $27.7 million to $32.6 million, which compare with the Merger Consideration of $53.1 million.

                         MEAN         IMPLIED
                       REVENUE      EQUITY VALUE
       PERIOD          MULTIPLE   OF R.H. PHILLIPS
       ------          --------   ----------------
         LTM             2.4x           $32.6
       CY2000            2.3x           $27.7

    As set forth in the following table, applying the mean operating income multiples of the Comparable Companies for the latest twelve months and calendar year 2000 to corresponding financial data for R.H. Phillips resulted in implied enterprise values of R.H. Phillips. FSVK calculated the corresponding equity values by subtracting the Company's net debt from the aforementioned enterprise values. These implied equity values of R.H. Phillips range from $26.4 million to $39.4 million, which compare with the Merger Consideration of $53.1 million.

                         MEAN
                       OPERATING        IMPLIED
                        INCOME       EQUITY VALUE
       PERIOD          MULTIPLE    OF R.H. PHILLIPS
       ------          --------    -----------------
         LTM             10.9x           $39.4
       CY2000            10.7x           $26.4

    As set forth in the following table, applying the mean P/E multiples of the Comparable Companies for the latest twelve months and calendar year 2000 to corresponding financial data for R.H. Phillips resulted in implied equity values of R.H. Phillips. These implied equity values of R.H. Phillips range from $30.7 million to $43.2 million, which compare with the total Merger Consideration of $53.1 million.

                         MEAN         IMPLIED
                         P/E        EQUITY VALUE
       PERIOD          MULTIPLE   OF R.H. PHILLIPS
       ------          --------   ----------------
         LTM             13.2x          $43.2
       CY2000            14.4x          $30.7

    ADJUSTED BOOK VALUE. FSVK was made aware of, and reviewed, a valuation analysis prepared in July 2000 for R.H. Phillips by a wine industry consulting and accounting firm. This analysis includes estimated adjustments to certain assets as represented on the Company's May 31, 2000 balance sheet which was prepared in accordance with GAAP. These adjustments include the estimated net market value of the Company's wine inventory and estimated market value of its property and equipment, both on or about, July 7, 2000. FSVK has not reviewed the methodology nor the basis for such estimates of market value. Based on these estimates, the total shareholders' equity of R.H. Phillips, would be adjusted upward by a range with a low of $25.2 million to a high of $37.4 million.
R.H. Phillips' June 30, 2000 balance sheet, prepared in accordance with GAAP, shows total shareholders' equity of $21.5 million. Applying the estimated adjustments to R.H. Phillips total shareholders' equity results in an estimated adjusted total shareholders' equity ranging between $46.7 million and $58.9 million, which compares with the Merger Consideration of $53.1 million.

    PRECEDENT TRANSACTION ANALYSIS. FSVK analyzed the aggregate transaction values and implied transaction-value multiples paid in selected merger or acquisition transactions in the premium wine industry. As set forth in the following tables, FSVK compared, among other things, the aggregate transaction value in each of these transactions as a multiple of the latest twelve month's revenues and earnings before interest, taxes, depreciation and amortization (EBITDA), prior to the transaction. Applying the mean of these multiples for these transactions to the corresponding R.H. Phillips financial data for the latest twelve-month period, results in implied enterprise values of R.H. Phillips. FSVK calculated the corresponding equity values by subtracting the Company's net debt from the aforementioned enterprise values. These implied equity values of R.H. Phillips range from $68.6 million to $70.9 million, which compare with the Merger Consideration of $53.1 million.

                                              MEAN                        IMPLIED
                                             REVENUE                   EQUITY VALUE
            PERIOD                          MULTIPLE                 OF R.H. PHILLIPS
            ------                          --------                 ----------------
              LTM                             3.8x                     $70.9 million
                                              Mean                        Implied

                                             EBITDA                    EQUITY VALUE
            PERIOD                          MULTIPLE                 OF R.H. PHILLIPS
            ------                          --------                 ----------------
              LTM                             11.0x                    $68.6 million

    No company used or transaction compared in the above comparable company or precedent transaction analysis is identical to R.H. Phillips or the combined company. Accordingly, an analysis of the results of the foregoing is not purely mathematical; rather it involves complex considerations and judgments as to the financial and operating characteristics of the companies and other factors that could affect the value of the companies to which R.H. Phillips is being compared.

    While the foregoing summary describes certain analyses and factors that FSVK deemed material in its presentation to the Board, it is not a comprehensive description of all analyses and factors considered by FSVK.

    The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. FSVK believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, may create an incomplete view of the evaluation process underlying the FSVK opinion. Several analytical methodologies were employed and no one method of analysis should be regarded as critical to the overall conclusion reached by FSVK. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The conclusions reached by FSVK are based on all analyses and factors taken as a whole and also on application of FSVK's own experience and judgment. Such conclusions may involve significant elements of subjective judgment and qualitative analysis. FSVK therefore gives no opinion as to the value or merit standing alone of any one or more parts of the analysis it performed.

    In performing its analyses, FSVK considered general economic, market and financial conditions and other matters, many of which are beyond the control of R.H. Phillips. The analyses performed by FSVK are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Accordingly, analyses relating to the value of a business do not purport to be appraisals or to reflect the prices at which the business actually may be purchased. Furthermore, no opinion is being expressed as to the prices at which shares of R.H. Phillips' common stock may be traded at any future time. The FSVK engagement letter provides that, for its services, FSVK is entitled to receive, contingent upon consummation of the Merger, a transaction fee of $350,000 which includes a $150,000 opinion fee upon delivery of the FSVK opinion. R.H. Phillips has also agreed to reimburse FSVK for its out-of-pocket expenses including legal fees and to indemnify and hold harmless FSVK and its affiliates and any person, director, employee or agent of FSVK or any of its affiliates, or any person controlling FSVK or its affiliates for losses, claims, damages, expenses and liabilities relating to or arising out of services provided by FSVK as financial advisor to R.H. Phillips. The terms of the fee arrangement with FSVK, which R.H. Phillips and FSVK believe are customary in transactions of this nature, were negotiated at arm's length between R.H. Phillips and FSVK, and the Board was aware of such fee arrangements, including the fact that a significant portion of the fees payable to FSVK is contingent upon completion of the Merger.

    FSVK has provided financial advisory and investment banking services for R.H. Phillips, including acting as an underwriter in connection with R.H. Phillips' public offering on July 26, 1996. FSVK also publishes institutional research on the shares of R.H. Phillips. FSVK holds warrants to purchase R.H. Phillips' shares at prices below the Offer Price. FSVK may actively trade the equity securities of R.H. Phillips for the accounts of its customers.

    FSVK was retained based on its experience as a financial advisor in connection with mergers and acquisitions and in securities valuations generally, as well as its investment banking relationship and familiarity with R.H. Phillips.

    FSVK is a nationally recognized investment banking firm. As part of its investment banking business, FSVK is frequently engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of securities, private placements and other purposes.

    INTENT TO TENDER

    To the best of the Company's knowledge, all of the Key Shareholders, including all of the Company's directors, intend to tender all of the Shares they hold beneficially in the tender offer and to tender all of their options to purchase Shares for cancellation for a cash amount equal to $7.00 per Share less the exercise price per Share of the options. The Key Shareholders have entered in Support Agreements obligating them to so tender their Shares and options and to otherwise support the Merger.

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

    FSVK was retained by R.H. Phillips pursuant to an engagement letter dated July 7, 2000 (the "Engagement Letter"), to act as sole investment banker and financial advisor to R.H. Phillips. Pursuant to the Engagement Letter, FSVK agreed to render a fairness opinion to the Company; a copy of the FSVK opinion letter is attached hereto as Annex B.

    The Company agreed to pay FSVK a transaction fee of $200,000 payable at the close of an acquisition, business combination or similar arrangement involving the Company (a "Transaction"). In addition, the Company agreed that in the event FSVK is asked to opine as to the fairness of a Transaction, the Company would pay to FSVK a $150,000 fairness opinion fee. The Company also agreed to reimburse FSVK for all reasonable out-of-pocket expenses (including reasonable fees of outside counsel and other professional advisors) and to indemnify FSVK and certain related parties against certain liabilities, including liabilities under any applicable federal or state law, relating to or arising out of FSVK's engagement.

    Motto, Kryla & Fisher, LLP ("MKF"), an accounting and business consulting firm devoted exclusively to the wine industry, was engaged by the Company to prepare a valuation analysis for use in the Company's preliminary discussions of the range of prices at which it would consider Vincor's proposal. The Company paid MKF a fee of $27,500 for this valuation study. As previously noted, Mr. Motto, a founding partner of MKF, is also a director of R.H. Phillips and served as a member of the Special Commitee.

    A summary of the agreement with MacKenzie Partners, in its capacity as Information Agent for Purchaser, is included in Section 16 of the Offer to Purchase and is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    On August 2, 2000 options to purchase 15,000 shares of the Company's common stock were granted to Patrick Kane, National Sales Manager of R.H. Phillips, pursuant to the terms of an employment agreement entered into in August, 1999.

    No other transactions in the shares of Common Stock have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

    SUBJECT COMPANY NEGOTIATIONS.

    Other than as set forth in this Schedule 14D-9 or the Offer to Purchase (which is incorporated by reference herein), no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(4) any material change in the present dividend rate or policy, or
(5) indebtedness or capitalization of the Company.

    Except as described above or in Item 3 of this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to, or would result in, one or more of the matters referred to in this Item 7.

ITEM 8.  ADDITIONAL INFORMATION

    REGULATORY APPROVALS

    For information regarding governmental and regulatory approvals required in order to consummate the Offer and the Merger, including pre-merger notifications under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, see
Section 10 of the Offer to Purchase which is incorporated by reference herein.

    RIGHTS OF DISSENTING SHAREHOLDERS

    Please see Section 10 of the Offer to Purchase, which is incorporated by reference herein.

    SHORT FORM MERGER

    Under Section 1110 of the General Corporation Law of the State of California (the "GCL"), if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's shareholders. As set out above in Item 3 hereto, the Offer to Purchase is conditioned on Purchaser obtaining 90% of the Shares. However, if Purchaser acquires more than 50% but less than 90% of the Shares, Purchaser may choose to waive this condition (which it can do only with the consent of its lender) and proceed with the consummation of the Offer and the Merger. In this event, a vote of the Company's shareholders would be required under Section 1101 of the GCL, and a significantly longer period of time will be required to effect the Merger.

    INFORMATION STATEMENT

    The Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder attached as Annex A hereto is being furnished in connection with the possible designation by Vincor, pursuant to Section 1.03 of the Merger Agreement, of certain persons to be appointed to the Board of the Company other than at a meeting of the Company's shareholders.

    OTHER MATERIAL INFORMATION

    The information contained in all of the Exhibits referred to in Item 9 below is hereby incorporated by reference herein.

ITEM 9.  EXHIBITS

     EXHIBIT NO.           DESCRIPTION
---------------------      -----------
      *+(a)(1)             Offer to Purchase dated September 7, 2000.

      *+(a)(2)             Letter of Transmittal

       *(a)(3)             Letter to Shareholders of the Company dated September 7,
                             2000.

       +(e)(1)             Agreement and Plan of Merger dated August 25, 2000.

       +(e)(2)             Form of Support Agreement entered into by John Giguiere and
                             Karl Giguiere.

       +(e)(3)             Form of Support Agreement entered into by certain Key
                             Shareholders.

       +(e)(4)             Employment Agreement dated August 25, 2000 between the
                             Company and John Giguiere.

       +(e)(5)             Employment Agreement dated August 25, 2000 between the
                             Company and Karl Giguiere.

       +(e)(6)             R.H. Phillips, Inc. Management Incentive Plan ( included as
                             Annex A to the Employment Agreements)

       +(e)(7)             Grape Purchase Agreement dated August 25, 2000.

       *(e)(8)             Information Statement dated September 7, 2000 (included as
                             Annex A hereto and incorporated herein by reference
                             thereto).

       *(e)(9)             Opinion of First Security Van Kasper (included as Annex B
                             hereto and incorporated herein by reference).

------------------------

*   Included in materials delivered to the shareholders of the Company.

+ Filed as an exhibit to the Tender Offer Statement on Schedule TO dated September 7, 2000 of Purchaser and incorporated herein by reference.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  R.H. PHILLIPS, INC.

September 7, 2000                                 /s/ JOHN GIGUIERE
--------------------------------------            -------------------------------------------
                 (Date)                           By:  John Giguiere
                                                  Its: President and Co-Chief Executive Officer

                                                                         ANNEX A

                              R.H. PHILLIPS, INC.

                             26836 COUNTY ROAD 12A
                               ESPARTO, CA 95627

                             INFORMATION STATEMENT
        PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER
                            ------------------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
                      IS REQUIRED IN CONNECTION WITH THIS
                  INFORMATION STATEMENT. NO PROXIES ARE BEING
                      SOLICITED AND YOU ARE REQUESTED NOT
                        TO SEND A PROXY TO THE COMPANY.
                            ------------------------

    This Information Statement is being mailed on or about September 7, 2000 as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of the shares of Common Stock, without par value, of the Company, R.H. Phillips, Inc. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the
Schedule 14D-9. This Information Statement is furnished in connection with the possible election of persons designated by Vincor to a majority of the seats on the Board. The Merger Agreement requires the Company, at the request of Vincor, to take all action necessary to cause Vincor's designees (the "Vincor Designees") to be elected to the Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

    You are urged to read this Information Statement carefully. You are not, however, required to take any action.

    Pursuant to the Merger Agreement, Vincor commenced the Offer on September 7, 2000. The Offer currently is scheduled to expire at 12:00 midnight New York City time, on October 4, 2000, unless extended.

    The information contained in this Information Statement concerning Vincor, Hold Co. and Purchaser has been furnished to the Company by Vincor, Hold Co. and Purchaser, respectively, and the Company assumes no responsibility for the accuracy of completeness of such information.

GENERAL INFORMATION REGARDING THE COMPANY

    The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of August 25, 2000, the Company had 6,695,331 Shares outstanding. The Board currently consists of five members. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal. The Company's executive officers serve at the discretion of the Board.

RIGHT TO DESIGNATE DIRECTORS; VINCOR DESIGNEES

    Promptly upon the purchase by Purchaser of Shares pursuant to the Offer and from time to time thereafter, Purchaser will be entitled to designate at least a number of directors, rounded up to the next whole number, on the Board equal to the product of (i) the total number of directors on the Board and (ii) Vincor's and its affiliates' percentage of beneficial ownership of the outstanding Shares. The Company must either increase the size of the Board or secure the resignation of the necessary number of directors to enable Purchaser's designees to be elected to the Board, and has agreed to cause such designees to be elected to the Board.

    Vincor has advised the Company that it will choose Purchaser's designees from the persons listed below. Vincor has informed the Company that each of the Purchaser's designees has consented to act as a director, if so designated. The business address for each of the Purchaser's designees is 441 Courtneypark Drive East, Mississauga, Ontario, Canada L5R 2V3. Biographical information concerning each of the Purchaser designees is presented below.

   NAME, AGE, AND POSITION WITH PURCHASER                5-YEAR EMPLOYMENT HISTORY
---------------------------------------------  ---------------------------------------------
Donald L. Triggs, age 54, Director, President  President and Chief Executive Officer, Vincor
and Chief Executive Officer                    International Inc.

Richard G. Jones, age 47, Director,            Executive Vice-President, Finance and
Vice-President and Treasurer                   Administration, and Secretary, Vincor
                                               International Inc.

Jonathan Bamberger, age 44, Director, Vice-    Executive Vice-President, Corporate
President and Secretary                        Development, Vincor International Inc.
                                               (October 1999--present); President, Great
                                               Western Malting Co. (November 1995--
                                               February 1999); President, Canada Malting
                                               International (July 1994--November 1995)

    Vincor has also advised the Company that, to the best of Vincor's knowledge, none of its potential designees to the Board (i) is currently a director of, or holds any position with, the Company, (ii) is currently a director of a publicly traded company (other than Mr. Triggs, who is a director of Vincor
International Inc.); (iii) beneficially owns any securities (or rights to acquire any securities) of the Company, or (iv) has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), except as may be disclosed herein or in the Schedule 14D-9 or the Offer to Purchase.

CURRENT DIRECTORS AND OFFICERS OF THE COMPANY WHO MAY BE CONTINUING AS DIRECTORS
  AND OFFICERS

    The names of the current directors and executive officers who may be continuing as directors and officers of the Company, their ages as of August 31, 2000 and certain other information about them are set forth below. Some of the current directors may resign effective immediately following the purchase of the Shares by Purchaser pursuant to the Offer.

BOARD OF DIRECTORS

    JOHN E. GIGUIERE. John Giguiere is the Co-President, Co-Chief Executive Officer and Chairman of the Board of Directors of the Company, in which capacities he has served since the Company was incorporated in 1994. Prior to that time, Mr. Giguiere was Co-President of R.H. Phillips Partners, a limited partnership that operated the R.H. Phillips vineyard and winery business prior to its merger into the Company, from 1989 until 1994. Raised on the Giguiere family farm where the R.H. Phillips winery is located, John Giguiere has spent his entire professional life in agribusiness. Together with his brother, Karl Giguiere, John Giguiere founded the R.H. Phillips vineyard and winery business in 1981. John Giguiere is the President of the R.H. Phillips Vineyard, Inc., the second largest shareholder of the Company, and he has managed the sales and marketing aspects of R.H. Phillips since 1983. Mr. Giguiere attended Willamette University in Salem, Oregon and California State University at San Jose. He is 48 years old.

    KARL E. GIGUIERE. Karl Giguiere is the Co-President, Co-Chief Executive Officer and Vice-Chairman of the Board of Directors of the Company, in which capacities he has served since 1994. Karl Giguiere was the Co-President of R.H. Phillips Partners from 1989 through 1994. Mr. Giguiere was also raised on the Giguiere family farm and has spent his entire career in agribusiness. He has managed the farming and vineyard operations of R.H. Phillips since it was founded in 1981. Karl Giguiere is the President of RHP Vineyards, Inc., the largest shareholder of the Company. Karl graduated from California State Polytechnic University with a B.A. in Agribusiness. He is 54 years old.

    LANE C. GIGUIERE. Ms. Giguiere has served on the Board of Directors and has been Vice-President, Sales Administration of the Company since its incorporation in 1994. She was Sales Administration Manager of R.H. Phillips Partners beginning in 1989 and has managed sales of the R.H. Phillips vineyard and winery business since 1983. Ms. Giguiere attended California State University at San Jose and California State University at Chico. She is 46 years old.

    R. KEN COIT. Mr. Coit was elected a director of the Company soon after its incorporation in 1994 and served on the limited partners' Advisory Committee of R.H. Phillips Partners from 1989 through 1994. Mr. Coit is the owner of Coit Financial Group, a firm that specializes in real estate investments. Mr. Coit is also a licensed broker-dealer affiliated with Sequoia Equity Securities Corporation of Walnut Creek, California and is a registered representative of American Investors Company of Hayward. Mr. Coit received an M.B.A. from Pepperdine University and a B.S. in Pharmacy from the University of Arizona.
Mr. Coit is 56 years old.

    VICTOR L. MOTTO.  Mr. Motto was elected to the Board of Directors in
June 1996. Mr. Motto is a founding partner of Motto, Kryla & Fischer LLP, an accounting and business consulting firm devoted exclusively to the wine industry. Mr. Motto is also partner of MKF Systems, a wine industry computer systems business. He serves as a director of Grgich Hills Cellars, Hanzell Vineyards, and S. Anderson Vineyard. He is also a director of the St. Helena Office Association and the Napa County Land Trust. Mr. Motto teaches university courses and is a frequent lecturer on wine industry issues. Mr. Motto is a Certified Public Accountant and received a B.A. in Business from the University of South Florida. He is 60 years old.

    Directors are elected at annual meetings of the shareholders to terms that extend until the following annual meeting. The Board of Directors met five times during 1999, the last full year for which a proxy statement was filed. Each director attended at least 75% of all meetings.

    Victor Motto receives compensation of $1,000 per meeting plus travel expenses for attending meetings of the Board of Directors, and an annual retainer of $5,000. He also received options in 1997 to purchase 20,000 Shares at a price equal to the fair market value of the Shares on the date the option was granted. The total compensation paid Mr. Motto in 1999 for attending meetings of the Board of Directors was $5,000. R. Ken Coit receives compensation of $1,000 per meeting for attending meetings of the Board of Directors. He also received options in 1997 to purchase 20,000 Shares at a price equal to the fair market value of the Shares on the date the option was granted. Total compensation paid Mr. Coit in 1999 for attending meetings of the Board of Directors was $3,000. No other members of the Board of Directors are currently compensated for attending meeting of the Board of Directors or Board Committees.

    Under the terms of the Company's loan agreements with its major creditors, all principal and interest owing to that loan creditor shall be due, at the creditor's option, if John or Karl Giguiere, or both, cease to be members of the Board of Directors and officers of the Company or cease to be in control of the day-to-day management of Company operations.

BOARD COMMITTEES, MEETINGS

    The Board of Directors has an Audit Committee, a Compensation Committee and a Stock Option Committee. The members of the committees are selected by the full Board of Directors and serve until they are replaced by the Board of Directors or until their earlier resignation or removal from such committee or the Board of Directors.

    AUDIT COMMITTEE.  The Board of Directors created the Audit Committee in
May 1996. The Audit Committee reviews the financial results of the Company with the Company's outside auditors and discusses with the outside auditors the scope of the annual audit and the other services the Company's outside auditors are to perform. The members of the Audit Committee are John Giguiere, Victor Motto and
R. Ken Coit. The Audit Committee met two times in 1999.

    COMPENSATION COMMITTEE.  The Compensation Committee was created in
May 1996, at the same time as the Audit Committee. The Compensation Committee makes recommendations concerning salaries and incentive compensation for the Company's officers and employees. The members of the Compensation Committee are John Giguiere, Victor Motto and R. Ken Coit. The Compensation Committee did not meet during the year.

    STOCK OPTION COMMITTEE.  The Stock Option Committee was formed in
July 1995, to administer the Company's 1995 Stock Option Plan. The Stock Option Committee consists of R. Ken Coit and Victor Motto. The Stock Option Committee did not meet during the year.

TRANSACTIONS CONCERNING BOARD OF DIRECTORS

    The Company is the holder of a promissory note payable by RHP
Vineyards, Inc. The note evidences a loan to that corporation by R.H. Phillips Partners and the assumption in 1993 of payment obligations of certain persons to R.H. Phillips Partners. The amount payable under the note as of December 31, 1999 was $221,352. Unpaid amounts under the note bear interest at a rate of 7% per annum. The note and other obligations are payable in full on July 30, 2000.

    The Board of Directors has a policy pursuant to which all material transactions and loans with affiliated parties will be made or entered into on terms no less favorable than those that can be obtained from unaffiliated third parties. All material affiliated transactions and loans, and any forgiveness thereof, must be approved by a majority of independent outside members of the Board of Directors who do not have an interest in the transaction.

RELATIONSHIPS BETWEEN DIRECTORS AND EXECUTIVE OFFICERS

    John and Karl Giguiere are brothers. John and Lane Giguiere are husband and wife. There are no other familial relationships between the directors and executive officers of the Company.

    REPORTS UNDER SECTION 16(A) OF THE EXCHANGE ACT. The Company's officers, directors and principal shareholders are required to file with the Securities and Exchange Commission reports of their acquisitions and dispositions of equity securities of the Company. For the fiscal year ended December 31, 1999, the Company's officers, directors and principal shareholders filed all required reports on a timely basis.

EXECUTIVE COMPENSATION

COMPENSATION OF EXECUTIVE OFFICERS

    The following table provides certain summary financial information concerning compensation earned during the last three years by the two Co-Chief Executive Officers and two other highly compensated executive officers of the Company.

                           SUMMARY COMPENSATION TABLE

                                                                                                   AWARDS
                                                          ANNUAL             LONG TERM           ----------
                                                     COMPENSATION(1)        COMPENSATION         SECURITIES
                                                   --------------------   ----------------       UNDERLYING
                                                   SALARIES                 OTHER ANNUAL          OPTIONS
     NAME AND PRINCIPAL POSITION          YEAR        ($)      BONUS($)   COMPENSATION ($)          (#)
--------------------------------------  --------   ---------   --------   ----------------       ----------
John Giguiere.........................    1999      156,790        620          14,000(2)               0
Co-President,                             1998      153,300        686          16,034(2)          75,000
Co-Chief Executive Officer                1997      150,000     48,768          20,000(2)               0

Karl Giguiere.........................    1999      156,790        620           1,324                  0
Co-President,                             1998      153,300        686           1,908             75,000
Co-Chief Executive Officer                1997      150,000     48,768               0                  0

Michael Motroni.......................    1999      135,169     15,620           6,613                  0
Chief Financial Officer                   1998      128,718     24,686           5,752                  0
                                          1997       74,840        662               0             50,000

Barry Bergman.........................    1999       90,417     25,620           5,839                  0
Winemaker                                 1998       82,500     45,686           4,121              5,000
                                          1997       80,833     18,162               0              5,000

------------------------

(1) Includes amounts earned in the fiscal year even if deferred pursuant to the Company's 401(k) savings plan.

(2) Includes the fair rental value of the farmhouse located at the R.H. Phillips winery where John and Lane Giguiere reside on a rent-free basis.

EMPLOYMENT AGREEMENTS

    In August 1999, the Company entered into an employment agreement with Patrick Kane, R.H Phillips' National Sales Manager. The agreement provides that Mr. Kane receives annual compensation of $135,000, subject to a 4% increase on the anniversary date of the agreement. Mr. Kane is also eligible for an annual bonus of up to 20% of his annual compensation. In addition, on each of the first and second anniversary of the employment agreement, Mr. Kane is entitled to be granted options to purchase 15,000 Shares. The employment agreement expires on February 1, 2002.

    The employment agreement provides that R.H. Phillips may terminate
Mr. Kane's employment at any time upon granting notice to Mr. Kane, and that Mr. Kane may resign for good reason prior to the agreement's expiration date. If R.H. Phillips terminates Mr. Kane's employment other than for cause, or if Mr. Kane terminates his employment for good reason, R.H. Phillips shall continue to pay Mr. Kane's salary and health insurance benefits through the end of the agreement, subject to reduction in the event Mr. Kane obtains other employment during the period in which severance payments are made.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES

    The following table provides information with respect to the executive officers named in the Summary Compensation Table concerning unexercised options held as of December 31, 1999.

                                                                               NUMBER OF
                                                                              SECURITIES        VALUE OF
                                                                              UNDERLYING      UNEXERCISED
                                                                              UNEXERCISED     IN-THE-MONEY
                                                                              OPTIONS AT        OPTIONS
                                                                              FISCAL YEAR    AT FISCAL YEAR
                                                                                  END            END(1)
                                                                             -------------   --------------
                                             ACQUIRED ON                     EXERCISABLE/     EXERCISABLE/
NAME                                         EXERCISE (#)   VALUE REALIZED   UNEXERCISABLE   UNEXERCISABLE
-------------------------------------------  ------------   --------------   -------------   --------------
John Giguiere..............................          --              --         129,480         $    0.00(2)
                                                                                129,480         $    0.00(2)

Karl Giguiere..............................          --              --         156,720         $    0.00(2)
                                                                                156,720         $    0.00(2)

Michael Motroni............................          --              --          25,000         $    0.00(2)
                                                                                 25,000         $    0.00(2)

Barry Bergman..............................          --              --          44,610         $    0.00(2)
                                                                                  6,250         $    0.00(2)

------------------------

(1) Based upon the closing price of the Company's Shares on December 31, 1999, as reported by the NASDAQ National Market ($2.625 per share).

(2) The closing price of the Company's Shares on December 31, 1999 was below the exercise price per share.

        SECURITIES OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

    The following table sets forth the beneficial ownership of the Company's Shares as of March 15, 1999, by each director, by each executive officer shown in the Summary Compensation Table (see "Executive Compensation"), by all directors and officers as a group and by each person known by the Company to be a beneficial owner of more than 5% of the outstanding voting securities of the Company.

                                                                                      SHARES      APPROXIMATE
NAME AND ADDRESS OF                                                                BENEFICIALLY     PERCENT
BENEFICIAL OWNER (1)                                         POSITION                 OWNED          OWNED
--------------------                              -------------------------------  ------------   -----------
John E. Giguiere(2)(3)..........................  Co-President, Co-Chief            1,775,044        25.7
26836 County Road 12A                             Executive Officer,
Esparto, CA 95627                                 Chairman of the Board,
                                                  Director

Karl E. Giguiere(2)(4)..........................  Co-President, Co-Chief            1,736,596        25.3
26836 County Road 12A                             Executive Officer,
Esparto, CA 95627                                 Chairman of the Board,
                                                  Director

Lane C. Giguiere(2)(5)..........................  Vice-President,                   1,775,044        25.7
26836 County Road 12A                             Director
Esparto, CA 95627

R. Ken Coit(6)..................................  Director                            321,746         4.8
1655 North Main Street
Suite 270
Walnut Creek, CA 94596

Victor L Motto(7)...............................  Director                             22,000           *
899 Adams Street
St. Helena, CA 94574

Michael Motroni(9)..............................  Chief Financial                      25,000           *
26836 County Road 12A                             Officer
Esparto, CA 95627

Barry Bergman(8)................................  Winemaker                            46,860           *
26836 County Road 12A
Esparto, CA 95627

All Executive Officers and                                                          2,379,954        30.5
Directors as a group(9)

John Hancock Mutual Life Insurance Company(10)                                      1,722,750        21.4
200 Clarendon Street
Boston, MA 02117

RHP Vineyards, Inc.(11)                                                               865,773        12.9
26836 County Road 12A
Esparto, CA 95627

R.H. Phillips Vineyard, Inc.(11)                                                      714,103        10.7
26836 County Road 12A
Esparto, CA 95627

--------------------------

*   Less than 1%

 (1) This table is based upon information supplied by officers, directors and principal shareholders and Schedules 13D and 13G filed with the Securities and Exchange Commission (the "Commission"). Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the shareholders named in this table has sole voting and investment power with respect to the Shares indicated as beneficially owned. Percentages are based on 6,695,331 Shares outstanding on March 15, 2000, adjusted as required by the rules of the Commission.

 (2) Includes 865,773 Shares owned by RHP Vineyards, Inc. and 714,103 Shares owned by R.H. Phillips Vineyard, Inc. John and Karl Giguiere each own 33.33% of the outstanding stock of RHP Vineyards, Inc., constitute two of the three members of the Board of Directors, and are the Secretary and President, respectively, of that corporation. John and Karl Giguiere also own a majority of the outstanding shares of R.H. Phillips Vineyard, Inc., constitute two of the three members of the Board of Directors and serve as the President and Secretary, respectively, of that corporation. Because they share majority ownership of the stock of those corporations and constitute a majority of those corporations' directors, John and Karl Giguiere may be deemed beneficial owners of the Shares held by those two corporations.

 (3) Includes 16,552 Shares held as joint tenants with Lane Giguiere, 40,860 Shares subject to that portion of a stock option held by Lane Giguiere which is exercisable within 60 days of March 15, 2000, and 129,480 Shares subject to that portion of a stock option held by Mr. Giguiere which is exercisable within 60 days of March 15, 2000.

 (4) Includes 156,720 Shares subject to that portion of a stock option which is exercisable within 60 days of March 15, 2000.

 (5) Includes 16,552 Shares held as joint tenants with John Giguiere,
     129,480 Shares subject to that portion of a stock option held by John Giguiere exercisable within 60 days of March 15, 2000, and 40,860 Shares subject to that portion of a stock option held by Ms. Giguiere exercisable within 60 days of March 15, 2000.

 (6) Mr. Coit holds 254,058 Shares as a joint tenant with Donna Coit, his wife, and 47,688 Shares are held individually by Mr. Coit. Also includes
     20,000 Shares subject to that portion of a stock option exercisable within 60 days of March 15, 2000.

 (7) Includes 20,000 Shares subject to that portion of a stock option which is exercisable within 60 days of March 15, 2000.

 (8) Includes 45,860 Shares subject to that portion of a stock option which is exercisable within 60 days of March 15, 2000.

 (9) Includes Shares purchasable upon exercise of stock options within 60 days of March 15, 2000.

(10) Includes 1,346,788 Shares purchasable at $3.90 per Share under the terms of stock purchase warrants. The warrants are presently exercisable and expire on March 27, 2006.

(11) John and Karl Giguiere own a majority of the outstanding shares of RHP Vineyards, Inc. and R.H. Phillips Vineyard, Inc. and constitute a majority of those corporations' boards of directors. See footnote 2 above.

                     [FIRST SECURITY VAN KASPER LETTERHEAD]

                                                                         Annex B

August 25, 2000

Board of Directors
R.H. Phillips, Inc.
26836 County Road 12A
Esparto, CA 95627

Gentlemen:

    You have requested that First Security Van Kasper ("FSVK") render our opinion as to the fairness, from a financial point of view, to the shareholders of R.H. Phillips, Inc. (the "Company"), a California corporation, of a tender offer ("the Offer") to purchase all of its shares of common stock of the Company (the "Common Shares"). The Offer is to be commenced by R.H. Phillips Acquisition Company (the "Purchaser"), a California corporation and wholly-owned subsidiary of Vincor Holdings, a Delaware corporation and wholly-owned subsidiary of Vincor International, Inc., a corporation validly existing under the laws of Canada. The Offer is to be pursuant to the proposed form of Agreement and Plan of Merger (the "Agreement") provided to us, to be executed on August 25, 2000. All capitalized terms not defined herein shall have the meanings set forth in the Agreement.

    In connection with the preparation of our opinion, FSVK, among other things:
(i) reviewed certain financial information relating to the Company including publicly available historical financial and operating statements as well as internal financial and operating projections prepared by the management of the Company; (ii) reviewed the financial terms and conditions set forth in the most recent draft of the Agreement provided to us by the Company, which has been represented to us to be the final version to be executed by both parties; (iii) reviewed the stock price and trading history of the Company; (iv) reviewed publicly-available data, information and valuations (including research reports) of publicly-traded companies that FSVK deemed comparable to the Company; (v) compared the financial terms of the Merger with the financial terms, to the extent publicly available, of other business combinations that FSVK deemed relevant; and (vi) made other studies, inquiries and analysis and reviewed other data, as we deemed relevant and appropriate, based on FSVK's judgment as investment bankers, for the purpose of this opinion.

    In FSVK's review, the assumption was made, with the Company's permission, that the documents prepared to be used and signed by the parties to formally effect the Merger, including any disclosure material to be delivered to the shareholders of the Company to elicit the necessary tender of the Common Shares or consents to the Merger, will effect the Merger on the terms set forth, in the proposed form of the Agreement provided to us by the Company, without material alteration.

    We have not provided any legal advice with respect to the Merger; however, we have provided financial advisory and investment banking services to the Company in connection with the Merger. We have not made an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company nor have we made a physical inspection of any of the properties or assets of the Company. The Company has made FSVK aware of an appraisal of certain assets of the Company that was completed by one of its lenders. The Company has informed FSVK that pursuant to this appraisal, certain assets were determined to be valued at less than their estimated market value, as represented on its corresponding balance sheet prepared in accordance with GAAP. We have not received or reviewed a copy

                     [FIRST SECURITY VAN KASPER LETTERHEAD]

Board of Directors
R.H. Phillips, Inc.
August 25, 2000
Page 2

of such appraisal, nor do we know the date of the appraisal or the corresponding balance sheet and the extent of the difference in value. In addition, FSVK is aware of, and has reviewed, a valuation analysis prepared for the Company by a wine industry consulting and accounting firm. This analysis includes estimated adjustments to certain assets as represented on the Company's May 31, 2000 balance sheet -- prepared in accordance with GAAP. These adjustments include the estimated net market value of the Company's wine inventory and estimated market value of its property and equipment, both on, or about, July 7, 2000. FSVK has not reviewed the methodology nor the basis for such estimates of market value. FSVK was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company.

    In rendering this opinion, FSVK relied, without independent verification, on the accuracy and completeness of all of the financial and other information that was publicly available or furnished or otherwise communicated to us by the Company and relied upon and assumed without independent verification that there has been no material change in the assets, financial condition and business prospects of the Company since the date that the most recent financial statements were made available to us.

    With respect to financial projections provided to us by the Company, FSVK reviewed the projections and has been advised by certain management of the Company, and has relied upon and assumed without independent verification, that the projections (i) were reasonably prepared; (ii) are based upon assumptions reflecting the best currently available estimates and good faith judgments of the management as to the future performance of the Company as an independent company; and (iii) are believed to be realizable in the amounts and time periods contemplated thereby. The management of the Company has also advised FSVK that they do not presently have any information or beliefs that would make the projections incomplete or misleading. With respect to projections of companies deemed comparable to the Company by FSVK, FSVK used only projections published in recent research analysts' reports, reviewed those projections and in all instances used a mean of the projected numbers.

    Our opinion is based upon analysis of the foregoing factors in light of our assessment of general economic, financial and market conditions as they exist and as they can be evaluated by us as of the date hereof and on information made available to us as of the date hereof. Although events occurring after the date hereof could materially affect the assumptions relied upon in preparing this opinion, we do not have any obligation to update, revise or reaffirm this opinion.

    This opinion is solely for the benefit and use of the Board of Directors of R.H. Phillips in its consideration of the Merger and is not a recommendation to any shareholder as to how such shareholder should tender their shares with respect to the Merger. Further, this opinion addresses only the financial fairness of the Merger Consideration to be paid by Purchaser and does not address the relative merits of the Merger and any alternatives to the Merger, the Company's underlying decision to proceed with or effect the Merger or any other aspect of the Merger. This opinion may not be used or referred to, or quoted or disclosed to any person in any manner, without our prior written consent in each instance. In furnishing this opinion, we do not admit that we are experts within the meaning of the term "experts" as used in the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.

    FSVK, as part of its investment banking business, is regularly engaged to provide fairness opinions in connection with mergers and acquisitions. In the past, we have provided financial advisory and investment banking services to the Company and have received customary compensation for the providing of these

                     [FIRST SECURITY VAN KASPER LETTERHEAD]

Board of Directors
R.H. Phillips, Inc.
August 25, 2000
Page 3

services. We currently publish research on the Company for the investment community and hold warrants to acquire shares of R.H. Phillips' Common Stock at prices below the per share value of the Merger Consideration. FSVK received a fee from R.H. Phillips for rendering this opinion, the Company has agreed to pay us a fee upon completion of the Merger for our financial advisory and investment banking services and has also agreed to indemnify us for certain liabilities that may arise in rendering this opinion.

    Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Merger Consideration is fair to the shareholders of R.H. Phillips from a financial point of view.

                                          Very truly yours,

                                          FIRST SECURITY VAN KASPER

                     [FIRST SECURITY VAN KASPER LETTERHEAD]